

December 9, 2010

James Fry
Executive Vice President, General Counsel,
and Corporate Secretary
Swift Transportation Company
2200 South 75th Avenue
Phoenix, AZ 85043

     Re: Swift Transportation Company
               Amendment No. 3 to Registration Statement on Form S-1
               Filed November 30, 2010
               File No. 333-168257

Dear Mr. Fry:

     We note your response to our prior comment letter to you dated November 23, 2010 and have the following additional comments. Please note that the page numbers below reference the marked copy of your filing provided by counsel.

Summary Historical Consolidated Financial and Other Data, page 12

1. We note, from footnote 7, that you have appropriately cross-referenced to the Unaudited Pro Forma Financial Information. However, for greater prominence, we believe that you should also disclose the related pro forma per share figures for the most recent fiscal year and interim period in this table and in the Selected Financial Data table as well. We suggest that you include these figures directly below your presentation of "Pro forma loss per common share" and that you label them "Adjusted" pro forma loss per common share.

Capitalization, page 43

2. Please also include a reconciliation of the cash and cash equivalents balance in a format comparable to footnotes 8 and 9. Our concern is that the $70.2 million in payments to settle the interest rate swap liabilities are not readily apparent in this table.

Business, page 101

3. Refer to the discussion about your growth between 1991 – 2006. Item 101(a) of Regulation S-K requires that disclosure of this nature should include information that is material to an understanding of the general development of your business. To the extent you believe the company's growth during this period is material to such an understanding, please limit your disclosure to a discussion of how the company grew internally and through acquisitions. It

does not appear, however, that the disclosure of growth in operating revenue or operating income are necessary or appropriate in this context. In addition, please explain why this discussion is limited to the period when you were previously a public company.

Exhibit 5.1

4. Counsel conditions its opinion on the assumption that the Securities will be delivered to the Underwriters at a price per share not less than the per share par value of the Common Stock. Please remove this assumption as it is inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Richard Aftanas, via facsimile (917) 777-4112